SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          CRI HOTEL INCOME PARTNERS, LP
                            (Name of Subject Company)

  MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund
5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund
  II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income
                                  Fund 23, LLC
                                    (Bidders)

                 BENEFICIAL ASSIGNMENT CERTIFICATES REPRESENTING
                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction                   Amount of
                       Valuation*                   Filing Fee
                       ----------                   ----------

                      $9,777,038                      $300.16

* For purposes of calculating the filing fee only. Assumes the purchase of 782,163 BACs at a purchase price equal to $12.50 per BAC in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC (collectively the "Purchasers") to purchase all beneficial assignment certificates representing limited partnership interests (the "BACs") in CRI Hotel Income Partners, LP (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $12.50 per BAC, less the amount of any distributions declared or made with respect to the BACs between April 3, 2007 (the "Offer Date") and May 4, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering BAC holders to the Purchasers.

      In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

      Tender of BACs will include the tender of any and all securities into which the BACs may be converted and any securities distributed with respect to the BACs from and after the Offer Date.

      The Partnership had 997 holders of record owning an aggregate of 868,662 BACs as of MARCH 23, 2007, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2006. The Purchasers and their affiliates currently beneficially own 81,130 BACs, or 9.34% of the outstanding BACs. The 782,163 BACs subject to the Offer constitute 100% of the outstanding BACs not already owned by the Purchasers and their affiliates. Consummation of the offer, if all BACs sought are tendered, would require payment by the Purchasers of up to $9,777,038 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

      The  address of the  Partnership's  principal  executive  offices is 11200
Rockville  Pike,  Rockville,  Maryland  20852,  and its  phone  number  is (301)
468-9200.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated April 3, 2007

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to BAC holders dated April 3, 2007

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007

MPF-NY 2007, LLC; Moraga Gold, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC


By: /s/ Chip Patterson
    ---------------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person


STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------

(a)(1)        Offer to Purchase dated April 3, 2007

(a)(2)        Letter of Transmittal

(a)(3)        Form of Letter to BAC holders dated April 3, 2007